Exhibit 99.1

News Release
NYSE, TSX: NTR

February 15, 2023 – all amounts are in US dollars except as otherwise noted

Nutrien Reports Fourth Quarter and Full-Year 2022 Results

Delivered record net earnings, advanced strategic initiatives and returned $5.6 billion to shareholders in 2022. Expect strong market fundamentals in 2023 and announced a 10 percent increase in the quarterly dividend.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its fourth quarter 2022 results, with net earnings of $1.1 billion ($2.15 diluted net earnings per share). Fourth quarter 2022 adjusted net earnings per share1 was $2.02 and adjusted EBITDA1 was $2.1 billion.

“Geopolitical events caused an unprecedented level of supply disruption and market volatility across agriculture, energy and fertilizer markets in 2022. Nutrien delivered record net earnings and cash flow in this environment due to the advantages of our world-class production, distribution and retail network. We returned $5.6 billion to shareholders, invested in our global Retail network and advanced a number of long-term strategic initiatives that position our company for future growth and sustainability,” commented Ken Seitz, Nutrien’s President and CEO.

“The outlook for our business is strong as we expect global supply issues to persist and demand for crop inputs to increase in 2023. We remain disciplined in our capital allocation approach as we position the company to best serve the needs of our customers, while delivering meaningful returns for our shareholders,” added Mr. Seitz.

Highlights:

•

Nutrien generated net earnings of $7.7 billion ($14.18 diluted net earnings per share) and adjusted EBITDA[1] of $12.2 billion in 2022 supported by higher realized fertilizer prices and record Nutrien Ag Solutions (“Retail”) performance, more than offsetting a reduction in fertilizer sales volumes. Cash provided by operating activities increased to $8.1 billion in 2022, more than doubling the prior year’s total.

•

Nutrien repurchased 53 million shares in 2022 and an additional 8 million shares in 2023, completing its normal course issuer bid (“NCIB”) in early February 2023. Nutrien’s Board of Directors approved a 10 percent increase in the quarterly dividend to $0.53 per share and approved the purchase of up to 5 percent of Nutrien’s outstanding common shares over a twelve-month period through a NCIB. The NCIB is subject to acceptance by the Toronto Stock Exchange.

•

Nutrien allocated $1.2 billion of growth capital[1] (cash used in investing activities of $2.9 billion) in 2022 to advance strategic initiatives across our Retail, Potash and Nitrogen businesses. This included expanding our Retail network by completing 21 acquisitions in Brazil, the US and Australia for a total investment of approximately $400 million.

•

Retail delivered record adjusted EBITDA of $2.3 billion for the full year of 2022, due to supportive market conditions in key regions where we operate. Retail cash operating coverage ratio[1] as at December 31, 2022 improved to 55 percent compared to 58 percent for the same period in 2021 driven by higher margins.

•

Potash adjusted EBITDA of $5.8 billion for the full year of 2022 more than doubled compared to the prior year due to higher net realized selling prices and record offshore sales volumes, more than offsetting lower North American sales volumes.

•

Nitrogen full year 2022 adjusted EBITDA of $3.9 billion increased 70 percent compared to the prior year due to higher net realized selling prices that more than offset higher natural gas costs and lower sales volumes.

•	Nutrien issued full-year 2023 adjusted EBITDA and adjusted net earnings per share guidance[1] of $8.4 to $10.0 billion and $8.45 to $10.65 per share, respectively.

1.	These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

•

Nutrien is adjusting the ramp up timing of its existing low-cost potash capacity to optimize capital expenditures in-line with the pace of expected demand recovery in 2023 and beyond. We will maintain a flexible approach and now expect to reach 18 million tonnes of annual operational capability in 2026. Nutrien continues to believe long-term fundamentals support the need for our low-cost, incremental potash capability and there is significant value in having flexibility to increase production when the market needs it.

Market Outlook and Guidance

Agriculture and Retail

•

Agricultural fundamentals remain strong and are supported by the lowest global grain stocks-to-use ratio in over 25 years. We expect Ukrainian crop production and exports will continue to be constrained by the impact of the war with Russia and believe it will take more than one growing season to alleviate the supply risk from the market. Spot prices for corn, soybeans, and wheat are up 25 to 50 percent compared to the 10-year average, which supports grower returns and provides an incentive to increase crop production in 2023.

•

We anticipate US major crop acreage will increase by approximately 4 percent in 2023, assuming a more normal planting window compared to the spring of 2022. We expect corn plantings to increase to 91 to 93 million acres in 2023, which is supportive of crop input demand.

•

Brazilian grower economics for soybeans and corn are strong, which we expect will support another year of above-trend acreage growth. Safrinha corn planting and crop input purchases have been delayed due to wet weather, but we expect strong demand as the planting season progresses. Australian growers have benefitted from multiple years of above-average yields and historically high crop prices, positioning them very well financially entering 2023. We expect another year of strong crop production and input demand assuming favorable weather conditions.

Crop Nutrient Markets

•

We believe potash inventories have been drawn down in Brazil and the US following a historic decline in the pace of potash shipments in the second half of 2022. We have seen improved potash demand in early 2023, however buyers continue to take a cautious approach to managing inventories that could lead to a more condensed shipment period as we approach the primary application seasons. Our estimate for global potash shipments in 2023 is 63 to 67 million tonnes, which is still constrained compared to the historical trend demand estimated at around 70 million tonnes.

•

Belarus potash shipments in 2023 are projected to be down 40 to 60 percent and Russian shipments down 15 to 30 percent compared to 2021. We anticipate the reduction in supply will be most apparent in the first quarter of 2023 compared to the same period in 2022, as both Belarusian and Russian exports were heavily weighted to early 2022 before sanctions and export restrictions were imposed.

•

Global nitrogen prices have declined since the beginning of 2023 due to lower European natural gas prices and buyer deferrals. We expect European natural gas prices to be volatile throughout the year and around 30 percent of the region’s nitrogen capacity is currently offline. North American natural gas prices remain highly competitive compared to European and Asian natural gas prices and we expect Henry Hub spot prices between $2.50 to $4.50 per MMBtu in 2023.

•

We anticipate nitrogen supply constraints will persist in 2023, including lower Russian ammonia exports, reduced European operating rates and continued Chinese urea export restrictions. We expect a tight US supply and demand balance ahead of the 2023 spring season due to higher corn acreage and increased US nitrogen exports over the past six months.

•

We expect Chinese phosphate export restrictions to be in place until at least April 2023, anticipate improved demand in North America and Brazil, and the continuation of strong demand in India. Phosphate product margins are expected to be supported by lower raw material sulfur prices due to reduced operating rates and demand in China.

Financial Guidance

Based on market factors detailed above, we are issuing full-year 2023 adjusted EBITDA guidance of $8.4 to $10.0 billion and full-year 2023 adjusted net earnings guidance of $8.45 to $10.65 per share.

•

Retail adjusted EBITDA guidance assumes strong demand for crop inputs in each of the markets we serve. We expect gross margins for crop nutrients and crop protection products will be lower compared to the record levels achieved in 2022.

•

Potash sales tonnes guidance of 13.8 to 14.6 million tonnes assumes increased demand in our key markets of North America and Brazil and continued global supply constraints in 2023. We have maintained capability to increase sales volumes to our previous expectation of approximately 15 million tonnes if we see stronger demand in the market.

•

Nitrogen sales tonnes guidance of 10.8 to 11.4 million tonnes assumes higher operating rates at our North American plants and a continuation of gas curtailments in Trinidad in 2023. Nitrogen sales tonnes guidance includes 300,000 to 350,000 tonnes of projected ESN® product sales that prior to 2023 were included in the other product category.

All guidance numbers, including those noted above and related sensitives are outlined in the table below.

	2023 Guidance Ranges [1]

(billions of US dollars, except as otherwise noted)	Low		High

Adjusted net earnings per share in US dollars (“Adjusted EPS”)[2,3]	8.45		10.65

Adjusted EBITDA [2]	8.4		10.0

Retail adjusted EBITDA	1.85		2.05

Potash adjusted EBITDA	3.7		4.5

Nitrogen adjusted EBITDA	2.5		3.2

Phosphate adjusted EBITDA (in millions of US dollars)	550		750

Potash sales tonnes (millions) [4]	13.8		14.6

Nitrogen sales tonnes (millions) [4]	10.8		11.4

Depreciation and amortization	2.1		2.2

Effective tax rate on adjusted earnings (%)	23.5		24.5

	Impact to

2023 Annual Assumptions & Sensitivities [1] (millions of US dollars, except EPS amounts or as otherwise noted)	Adjusted EBITDA		Adjusted EPS [3]

$1/MMBtu change in NYMEX [5]	180		0.27

$25/tonne change in realized potash selling prices	300		0.45

$25/tonne change in realized ammonia selling prices	50		0.07

$25/tonne change in realized urea selling prices	80		0.12

2023 average Canadian to US dollar exchange rate		1.33

2023 NYMEX natural gas (US dollars per MMBtu)		~$3.50

 1 See the “Forward-Looking Statements” section.

 2 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

 3 Assumes 503 million shares outstanding for all EPS guidance and sensitivities.

 4 Manufactured products only. Nitrogen sales tonnes guidance includes ESN® products that prior to 2023 were included in the other category.

 5 Nitrogen related impact.

Consolidated Results

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change
Sales	7,533	7,267	4	37,884	27,712	37
Freight, transportation and distribution	244	198	23	872	851	2
Cost of goods sold	4,383	3,863	13	21,588	17,452	24
Gross margin	2,906	3,206	(9)	15,424	9,409	64
Expenses	1,247	1,379	(10)	4,615	4,628	-
Net earnings	1,118	1,207	(7)	7,687	3,179	142
Adjusted EBITDA [1]	2,095	2,463	(15)	12,170	7,126	71
Diluted net earnings per share	2.15	2.11	2	14.18	5.52	157
Adjusted net earnings per share [1]	2.02	2.47	(18)	13.19	6.23	112
Cash provided by operating activities	4,736	3,637	30	8,110	3,886	109

  1  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Net earnings and adjusted EBITDA increased for the full year of 2022 compared to the same periods in 2021, due to higher net realized selling prices resulting primarily from global supply uncertainties across our nutrient businesses and strong Retail performance. Net earnings and adjusted EBITDA decreased in the fourth quarter of 2022 compared to the same period in 2021, due to lower sales volumes partially offset by higher net realized selling prices. In 2022, we recorded a non-cash impairment reversal of $780 million related to our Phosphate operations, which positively impacted net earnings. Cost of goods sold increased in the fourth quarter and full year of 2022 due to higher input costs, in particular higher cost of inventory, natural gas and sulfur. Cash provided by operating activities increased in the full year of 2022 compared to the same period in 2021 primarily due to higher net earnings and increased in the fourth quarter of 2022 compared to the same period in 2021 due to a higher release of working capital.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and twelve months ended December 31, 2022 to the results for the three and twelve months ended December 31, 2021, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended December 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021
Sales
Crop nutrients	2,320	2,035	14	349	428	(18)	15	21
Crop protection products	981	1,113	(12)	413	414	-	42	37
Seed	251	189	33	46	57	(19)	18	30
Merchandise	264	270	(2)	41	45	(9)	16	17
Nutrien Financial	62	51	22	62	51	22	100	100
Services and other [1]	237	243	(2)	194	201	(3)	82	83
Nutrien Financial elimination [1,2]	(28)	(23)	22	(28)	(23)	22	100	100
	4,087	3,878	5	1,077	1,173	(8)	26	30
Cost of goods sold	3,010	2,705	11
Gross margin	1,077	1,173	(8)
Expenses ³	888	911	(3)
Earnings before finance costs and taxes (“EBIT”)	189	262	(28)
Depreciation and amortization	202	178	13
EBITDA	391	440	(11)
Adjustments [4]	-	2	(100)
Adjusted EBITDA	391	442	(12)

  1  Certain immaterial figures have been reclassified for the three months ended December 31, 2021.

  2  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3  Includes selling expenses of $836 million (2021 – $848 million).

  4  See Note 2 to the unaudited condensed consolidated financial statements.

	Twelve Months Ended December 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021
Sales
Crop nutrients	10,060	7,290	38	1,766	1,597	11	18	22
Crop protection products	7,067	6,333	12	1,936	1,551	25	27	24
Seed	2,112	2,008	5	428	419	2	20	21
Merchandise	1,019	1,033	(1)	174	172	1	17	17
Nutrien Financial	267	189	41	267	189	41	100	100
Services and other [1]	966	980	(1)	749	771	(3)	78	79
Nutrien Financial elimination [1]	(141)	(99)	42	(141)	(99)	42	100	100
	21,350	17,734	20	5,179	4,600	13	24	26
Cost of goods sold	16,171	13,134	23
Gross margin	5,179	4,600	13
Expenses ²	3,621	3,378	7
EBIT	1,558	1,222	27

Depreciation and amortization	752	706	7
EBITDA	2,310	1,928	20

Adjustments [3]	(17)	11	n/m
Adjusted EBITDA	2,293	1,939	18

  1  Certain immaterial figures have been reclassified for the twelve months ended December 31, 2021.

  2  Includes selling expenses of $3,392 million (2021 – $3,124 million).

  3  See Note 2 to the unaudited condensed consolidated financial statements.

•

Adjusted EBITDA for the full year of 2022 increased due to higher sales and gross margins across nearly all product categories and regions where we operate. This was supported by strong agriculture fundamentals, higher selling prices and growth in proprietary product margins. Adjusted EBITDA decreased in the fourth quarter of 2022 compared to the prior year’s record results as strong sales prices in most product categories were offset by lower volumes and higher cost inventory. Our Retail cash operating coverage ratio[1] improved as at December 31, 2022 to 55 percent from 58 percent in the same period in 2021 due to higher gross margin.

1.	These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

•

Crop nutrients sales increased in the fourth quarter and the full year of 2022 due to higher selling prices. Gross margin increased for the full year of 2022 compared to the same period last year due to strategic procurement and the timing of inventory purchasing in the first half of 2022, with a decrease in the fourth quarter of 2022 due to higher cost inventory. Sales volumes decreased for the full year 2022 due to reduced application resulting from a delayed planting season in North America and stronger fourth quarter engagement in 2021 in a rising price environment, slightly offset by increased South American volumes attributed to recent acquisitions.

•

Crop protection products sales and gross margin increased for the full year of 2022, particularly in North America, due to higher selling prices along with increased sales and gross margin in proprietary products. Gross margin was flat in the fourth quarter as higher sales pricing and a favorable sales mix in North America offset a decline in sales volumes compared to a very strong period of demand in the fourth quarter of 2021. Gross margin as a percentage of sales increased for the full year of 2022, supported by the reliability of our supply chain and strategic procurement in a rising price environment.

•

Seed sales increased in the fourth quarter and the full year of 2022 due to higher pricing along with strong North America corn sales, Latin America soybean sales and Australia canola sales. Gross margin increased for the full year of 2022 due to higher pricing with a decrease in the fourth quarter of 2022 attributed to the timing and mix of seed sales compared to the same period in 2021.

•

Merchandise gross margin increased for the full year of 2022 due to strong margin performance in Australia animal management, farm services and general merchandise, with a decrease in the fourth quarter of 2022 due to an unfavorable foreign exchange rate impact on Australian dollars.

•

Nutrien Financial sales increased in the fourth quarter and full year of 2022 due to higher utilization and adoption of our programs and a higher interest-bearing trade receivable balance, driven by strong commodity pricing.

•

Services and other sales and gross margin decreased in the fourth quarter and full year of 2022 mainly due to lower livestock volumes in Australia, along with an unfavorable foreign exchange rate impact on Australian dollars. Fourth quarter 2022 sales benefited from improved selling rates on North American custom application services.

 Potash

	Three Months Ended December 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

North America	536	497	8	959	1,002	(4)	560	494	13

Offshore	841	923	(9)	1,659	2,054	(19)	506	450	12

	1,377	1,420	(3)	2,618	3,056	(14)	526	465	13

Cost of goods sold	310	305	2				118	100	18

Gross margin – total	1,067	1,115	(4)				408	365	12

Expenses ¹	198	179	11	Depreciation and amortization			34	38	(11)

EBIT	869	936	(7)	Gross margin excluding depreciation

Depreciation and amortization	89	117	(24)	and amortization – manufactured [2]			442	403	10

EBITDA/ Adjusted EBITDA	958	1,053	(9)	Potash controllable cash cost of

				product manufactured [2]			65	52	25

  1  Includes provincial mining taxes of $190 million (2021 – $173 million).

  2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Twelve Months Ended December 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

North America	2,485	1,638	52	3,729	5,159	(28)	667	317	110

Offshore	5,414	2,398	126	8,808	8,466	4	615	283	117

	7,899	4,036	96	12,537	13,625	(8)	630	296	113

Cost of goods sold	1,400	1,285	9				112	94	19

Gross margin – total	6,499	2,751	136				518	202	156

Expenses ¹	1,173	512	129	Depreciation and amortization			35	36	(1)

EBIT	5,326	2,239	138	Gross margin excluding depreciation

Depreciation and amortization	443	488	(9)	and amortization – manufactured			553	238	133

EBITDA	5,769	2,727	112	Potash controllable cash cost of

Adjustments [2]	-	9	(100)	product manufactured			58	52	12

Adjusted EBITDA	5,769	2,736	111

  1  Includes provincial mining taxes of $1,149 million (2021 – $466 million).

  2  See Note 2 to the unaudited condensed consolidated financial statements.

•

Adjusted EBITDA increased in the full year of 2022 due to higher net realized selling prices and strong offshore sales volumes, which more than offset lower North American sales volumes, higher royalties and provincial mining taxes. Adjusted EBITDA decreased in the fourth quarter of 2022 compared to the same period last year mainly due to lower volumes from cautious purchasing in a declining price environment, partially offset by higher net realized selling prices.

•

Sales volumes decreased for the full year of 2022 due to a compressed North American spring application season that resulted in high inventory carry-over and cautious purchasing in key markets during the second half of 2022. Offshore sales volumes were the highest of any full year period on record due to reduced supply from Eastern Europe.

•

Net realized selling price increased in the fourth quarter and full year of 2022 due to the impact of reduced supply from Eastern Europe. Net realized selling prices decreased from the third quarter of 2022 due to a decline in benchmark pricing.

•

Cost of goods sold per tonne in 2022 increased primarily due to higher royalties resulting from increased net realized selling prices. Potash controllable cash cost of product manufactured increased due to lower production volumes and a pull forward of maintenance activities in the second half of 2022.

Canpotex Sales by Market

(percentage of sales volumes, except as	Three Months Ended December 31			Twelve Months Ended December 31
otherwise noted)	2022	2021	Change	2022	2021	Change

Latin America	28	37	(9)	34	38	(4)

Other Asian markets [1]	35	34	1	34	35	(1)

China	16	12	4	14	11	3

Other markets	10	11	(1)	10	10	-

India	11	6	5	8	6	2
	100	100		100	100

  1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Ammonia	689	519	33	776	790	(2)	887	656	35

Urea	463	552	(16)	705	824	(14)	657	670	(2)

Solutions, nitrates and sulfates	389	385	1	1,056	1,221	(14)	368	316	16

	1,541	1,456	6	2,537	2,835	(11)	607	514	18

Cost of goods sold	846	725	17				333	256	30

Gross margin – manufactured	695	731	(5)				274	258	6

Gross margin – other [1]	4	23	(83)	Depreciation and amortization			61	52	17

Gross margin – total	699	754	(7)	Gross margin excluding depreciation

Expenses (income) ²	13	(2)	n/m	and amortization – manufactured [4]			335	310	8

EBIT	686	756	(9)	Ammonia controllable cash cost of

Depreciation and amortization	155	148	5	product manufactured [4]			57	45	27

EBITDA	841	904	(7)

Adjustments [3]	-	17	(100)

Adjusted EBITDA	841	921	(9)

1 Includes other nitrogen (including ESN®) and purchased products and comprises net sales of $251 million (2021 – $193 million) less cost of goods sold of $247 million (2021 – $170 million).

2 Includes earnings from equity-accounted investees of $41 million (2021 – $41 million).

3 See Note 2 to the unaudited condensed consolidated financial statements.

4 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Ammonia	2,641	1,393	90	2,715	2,919	(7)	973	477	104

Urea	1,920	1,463	31	2,757	3,059	(10)	696	478	46

Solutions, nitrates and sulfates	1,829	1,128	62	4,551	4,747	(4)	402	238	69

	6,390	3,984	60	10,023	10,725	(7)	638	371	72

Cost of goods sold	3,197	2,353	36				319	219	46

Gross margin – manufactured	3,193	1,631	96				319	152	110

Gross margin – other [1]	88	95	(7)	Depreciation and amortization			56	52	7

Gross margin – total	3,281	1,726	90	Gross margin excluding depreciation

(Income) expenses ²	(92)	(3)	n/m	and amortization – manufactured			375	204	84

EBIT	3,373	1,729	95	Ammonia controllable cash cost of

Depreciation and amortization	558	557	-	product manufactured			59	50	18

EBITDA	3,931	2,286	72

Adjustments [3]	-	22	(100)

Adjusted EBITDA	3,931	2,308	70

1 Includes other nitrogen (including ESN®) and purchased products and comprises net sales of $1,143 million (2021 – $705 million) less cost of goods sold of $1,055 million (2021 – $610 million).

2 Includes earnings from equity-accounted investees of $233 million (2021 – $76 million).

3 See Note 2 to the unaudited condensed consolidated financial statements.

•

Adjusted EBITDA increased in the full year of 2022 primarily due to higher net realized selling prices and higher earnings from equity-accounted investees, which more than offset higher natural gas costs and lower sales volumes. Adjusted EBITDA in the fourth quarter of 2022 decreased as lower sales volumes more than offset an increase in net realized selling prices.

•

Sales volumes decreased in the fourth quarter primarily due to Trinidad gas curtailments, unplanned plant outages that included the impact of extreme cold weather in the quarter and cautious buying activity. Full-year sales volumes were also impacted by a compressed North American spring application season.

•

Net realized selling price was higher in the fourth quarter and full year of 2022 due to strong benchmark prices, in particular for ammonia, resulting from tight global supply and higher energy prices in key nitrogen producing regions.

•

Cost of goods sold per tonne in the fourth quarter and full year of 2022 increased primarily due to higher natural gas, raw material and other input costs. Ammonia controllable cash cost of product manufactured increased in the fourth quarter and full year of 2022 due to lower production volumes and higher input costs, mainly electricity costs.

Natural Gas Prices in Cost of Production

	Three Months Ended December 31			Twelve Months Ended December 31

(US dollars per MMBtu, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change

Overall gas cost excluding realized derivative impact	7.49	6.43	16	7.82	4.60	70

Realized derivative impact	(0.05)	(0.03)	67	(0.05)	0.01	n/m

Overall gas cost	7.44	6.40	16	7.77	4.61	69

Average NYMEX	6.26	5.83	7	6.64	3.84	73

Average AECO	4.11	3.93	5	4.28	2.84	51

•

Natural gas prices in our cost of production increased in the fourth quarter and full year of 2022 as a result of higher North American gas index prices and increased gas costs in Trinidad, where our gas prices are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Fertilizer	274	377	(27)	391	509	(23)	700	741	(6)

Industrial and feed	155	155	-	140	202	(31)	1,107	766	45

	429	532	(19)	531	711	(25)	807	749	8

Cost of goods sold	405	374	8				762	526	45

Gross margin - manufactured	24	158	(85)				45	223	(80)

Gross margin – other [1]	(8)	5	n/m	Depreciation and amortization			109	55	99

Gross margin – total	16	163	(90)	Gross margin excluding depreciation

Expenses	46	10	360	and amortization – manufactured [3]			154	278	(44)

EBIT	(30)	153	n/m

Depreciation and amortization	58	39	49

EBITDA	28	192	(85)

Adjustments [2]	-	4	(100)

Adjusted EBITDA	28	196	(86)

1 Includes other phosphate and purchased products and comprises net sales of $72 million (2021 – $61 million) less cost of goods sold of $80 million (2021 – $56 million).

2 See Note 2 to the unaudited condensed consolidated financial statements.

3 This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

	Twelve Months Ended December 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Fertilizer	1,367	1,108	23	1,696	1,840	(8)	806	602	34

Industrial and feed	706	520	36	682	779	(12)	1,035	667	55

	2,073	1,628	27	2,378	2,619	(9)	872	622	40

Cost of goods sold	1,562	1,227	27				657	469	40

Gross margin – manufactured	511	401	27				215	153	41

Gross margin – other [1]	(18)	20	n/m	Depreciation and amortization			79	58	37

Gross margin – total	493	421	17	Gross margin excluding depreciation

(Income) expenses	(693)	36	n/m	and amortization – manufactured			294	211	40

EBIT	1,186	385	208

Depreciation and amortization	188	151	25

EBITDA	1,374	536	156

Adjustments [2]	(780)	4	n/m

Adjusted EBITDA	594	540	10
1 Includes other phosphate and purchased products and comprises net sales of $304 million (2021 – $201 million) less cost of goods sold of $322 million (2021 – $181 million).
2 See Note 2 to the unaudited condensed consolidated financial statements. Includes reversal of impairment of assets of $780 million (2021 – nil).

•

Adjusted EBITDA increased for the full year of 2022 mainly due to higher net realized selling prices, which more than offset higher raw material costs and lower sales volumes. Adjusted EBITDA in the fourth quarter decreased due to lower sales volumes as a result of unplanned plant outages. Included with expenses for the full year of 2022, we recognized a $780 million non-cash impairment of assets reversal due to a more favorable outlook for phosphate margins, which is deducted from adjusted EBITDA.

•	Sales volumes decreased in the fourth quarter and full year of 2022 due to lower production volumes and a condensed North American spring application season.

•

Net realized selling price increased for the full year of 2022 aligned with the increase in global benchmark prices. In the fourth quarter of 2022, higher industrial and feed net realized selling prices more than offset the decline in fertilizer net realized selling prices.

•	Cost of goods sold per tonne increased in the fourth quarter and full year of 2022 primarily due to significantly higher sulfur and ammonia input costs, along with lower production volumes.

 Corporate and Others

(millions of US dollars, except as otherwise	Three Months Ended December 31			Twelve Months Ended December 31

noted)	2022	2021	% Change	2022	2021	% Change

Selling expenses	5	3	67	(1)	(21)	(95)

General and administrative expenses	99	93	6	326	275	19

Share-based compensation (recovery) expense	(59)	73	n/m	63	198	(68)

Other expenses	67	112	(40)	227	253	(10)

EBIT	(112)	(281)	(60)	(615)	(705)	(13)

Depreciation and amortization	16	15	7	71	49	45

EBITDA	(96)	(266)	(64)	(544)	(656)	(17)

Adjustments [1]	(84)	116	n/m	146	348	(58)

Adjusted EBITDA	(180)	(150)	20	(398)	(308)	29
1 See Note 2 to the unaudited condensed consolidated financial statements.

•

General and administrative expenses were higher in the full year of 2022 compared to the same period in 2021 mainly due to increased depreciation and amortization expense, higher donations and higher information technology-related expenses.

•

Share-based compensation (recovery) expense was a recovery in the fourth quarter of 2022 due to a decrease in share price and an expense for the comparative period in 2021 due to an increase in share price. We had a lower expense for the full year of 2022 compared to 2021 mainly due to a lower value of share-based awards outstanding.

•

Other expenses were lower in the fourth quarter of 2022 compared to the same period in 2021 mainly due to net foreign exchange gains in 2022 compared to net foreign exchange losses in 2021 and lower expenses related to asset retirement obligations and accrued environmental costs for our non-operating sites from the changes in our cost and discount rate estimates. This was partially offset by an employee special recognition award expense in 2022. Other expenses were lower in the full year of 2022 compared to the same period in 2021 mainly due to lower COVID-19 related expenses, the absence of cloud computing related expenses from our change in accounting policy in 2021 and lower expenses related to asset retirement obligations and accrued environmental costs for our non-operating sites from the changes in our cost and discount rate estimates. This was partially offset by higher information technology project feasibility costs and an employee special recognition award expense in 2022.

 Eliminations

Eliminations are not part of the Corporate and Others segment. Eliminations of gross margin between operating segments were $(28) million for the full year of 2022 compared to $(89) million in the same period of 2021. We had significant eliminations in 2021 due to higher-margin inventories held by our Retail segment as global commodity benchmark prices increased. The magnitude of the rise in prices was lower in 2022.

Finance Costs, Income Taxes and Other Comprehensive Income (Loss)

(millions of US dollars, except as otherwise	Three Months Ended December 31			Twelve Months Ended December 31

noted)	2022	2021	% Change	2022	2021	% Change

Finance costs	188	246	(24)	563	613	(8)

Income tax expense	353	374	(6)	2,559	989	159

Other comprehensive income (loss)	119	72	65	(177)	78	n/m

•

Finance costs were lower in the fourth quarter and full year of 2022 compared to the same periods in 2021 mainly due to the absence of a loss of $142 million on early extinguishment of a portion of our long-term debt in the comparative periods. In the full year of 2022 short-term interest was higher due to increased interest rates and a higher average balance compared to 2021, which more than offset a decrease in long-term interest due to a lower average outstanding balance in 2022.

•	Income tax expense was higher in the full year of 2022 as a result of higher earnings in 2022 compared to the same period in 2021.

•

Other comprehensive income (loss) is primarily driven by changes in our investment in Sinofert Holdings Ltd (“Sinofert”), the currency translation of our foreign operations and net actuarial gains on defined benefit plans. In the fourth quarter of 2022, we had a fair value gain on our investment in Sinofert due to share price increases, compared to a fair value loss due to share price decreases in 2021. In addition, we had higher gains on foreign currency translation of our Retail foreign operations, mainly in Australia and Brazil, compared to the same period in 2021, as these currencies appreciated relative to the US dollar. These factors were partially offset by a lower net actuarial gain on our defined benefit pension plans in the fourth quarter of 2022 compared to the same period in 2021. For the full year of 2022, we had fair value losses on our investment in Sinofert due to share price decreases, compared to fair value gains due to share price increases for the same period in 2021. In addition, we had higher losses on foreign currency translation of our Retail foreign operations, mainly in Canada, compared to the same period in 2021, as this currency depreciated relative to the US dollar, partially offset by higher gains in Brazil, as this currency appreciated relative to the US dollar.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2023 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies; our advancement of strategic growth initiatives; capital spending expectations for 2023; expectations regarding performance of our operating segments in 2023; our intention to increase potash production capability to 18 million tonnes by 2026; our operating segment market outlooks and our expectations for market conditions and fundamentals in 2023 and beyond, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, production expenses, shipments, consumption, prices and the impact of seasonality, import and export volumes, economic sanctions and the conflict between Ukraine and Russia; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; assumptions with respect to our intention to complete share repurchases under our share repurchase program, including TSX approval and the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall global economy; our expectations regarding the impacts, direct and indirect, of the conflict between Ukraine and Russia on, among other things, global supply and demand, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our expectations regarding the impact of certain factors on the carrying amount of goodwill associated with our Retail – North America group of CGUs; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic, including variants of the COVID-19 virus and the efficiency and distribution of vaccines, and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, including government-imposed vaccine mandates, fiscal and monetary responses by governments and financial institutions to market conditions and disruptions to global supply chains; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; the risk that rising interest rates and/or deteriorated business operating results may result in the impairment of assets or goodwill attributed to certain of our cash generating units; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2021 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, February 16, 2023 at 10:00 a.m. Eastern Time.

Telephone Conference dial-in numbers:

•	From Canada and the US 1-888-886-7786
•	International 1-416-764-8683
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2022-q4-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail Measures	Three Months Ended December 31		Twelve Months Ended December 31
	2022	2021	2022	2021

Proprietary products gross margin (millions of US dollars)

Crop nutrients	55	49	370	328

Crop protection products	58	58	675	527

Seed	(7)	22	166	183

Merchandise	5	4	12	12
All products	111	133	1,223	1,050

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	16	12	21	21

Crop protection products	14	14	35	34

Seed	n/m	39	39	44

Merchandise	11	9	7	7
All products	11	11	24	23

Crop nutrients sales volumes (tonnes – thousands)

North America	1,819	2,119	8,106	9,848

International	675	702	3,407	3,535

Total	2,494	2,821	11,513	13,383

Crop nutrients selling price per tonne

North America	942	725	916	556

International	896	708	774	512

Total	930	721	874	545

Crop nutrients gross margin per tonne

North America	151	154	182	133

International	108	144	86	82

Total	139	152	153	119

Financial performance measures			2022	2021

Retail adjusted EBITDA margin (%) [1,2]			11	11

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]			1,923	1,481

Retail adjusted average working capital to sales (%) [1,4]			17	13

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]			2	-

Nutrien Financial adjusted net interest margin (%) [1,4]			6.8	6.6

Retail cash operating coverage ratio (%) [1,4]			55	58

Retail normalized comparable store sales (%) [4]			(4)	7
1 Rolling four quarters ended December 31, 2022 and 2021.
2 These are supplementary financial measures. See the “Other Financial Measures” section.
3 Excluding acquisitions.
4 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at December 31, 2022							As at December 31, 2021

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	1,658	225	75	78	2,036	(29)	2,007	1,488

International	574	53	14	28	669	(7)	662	662

Nutrien Financial receivables	2,232	278	89	106	2,705	(36)	2,669	2,150
1 Bad debt expense on the above receivables for the twelve months ended December 31, 2022 was $10 million (2021 – $10 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended December 31		Twelve Months Ended December 31
	2022	2021	2022	2021

Sales volumes (tonnes – thousands)

Fertilizer	1,408	1,578	5,371	6,028

Industrial and feed	1,129	1,257	4,652	4,697

Net sales (millions of US dollars)

Fertilizer	854	861	3,512	2,364

Industrial and feed	687	595	2,878	1,620

Net selling price per tonne

Fertilizer	607	545	654	392

Industrial and feed	608	473	619	345

Production Measures	Three Months Ended December 31		Twelve Months Ended December 31
	2022	2021	2022	2021
Potash production (Product tonnes – thousands)	2,941	3,641	13,007	13,790
Potash shutdown weeks [1]	3	-	18	14
Ammonia production – total [2]	1,400	1,641	5,759	5,996
Ammonia production – adjusted [2,3]	920	1,069	3,935	3,932
Ammonia operating rate (%) [3]	83	97	90	90
P2O5 production (P2O5 tonnes – thousands)	288	409	1,351	1,518
P2O5 operating rate (%)	67	95	79	89

1   Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis in thousands of product tonnes.
3 Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both IFRS measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2022	2021	2022	2021

Net earnings	1,118	1,207	7,687	3,179

Finance costs	188	246	563	613

Income tax expense	353	374	2,559	989

Depreciation and amortization	520	497	2,012	1,951

EBITDA [1]	2,179	2,324	12,821	6,732

Share-based compensation (recovery) expense	(59)	73	63	198

Foreign exchange (gain) loss, net of related derivatives	(36)	38	31	39

Integration and restructuring related costs	11	(4)	46	43

Impairment (reversal) of assets	-	21	(780)	33

COVID-19 related expenses [2]	-	11	8	45

Gain on disposal of investment	-	-	(19)	-

Cloud computing transition adjustment [3]	-	-	-	36
Adjusted EBITDA	2,095	2,463	12,170	7,126

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

2 COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

3 Cloud computing transition adjustment relates to cloud computing costs in prior years that no longer qualify for capitalization based on an agenda decision issued by the IFRS Interpretations Committee in April 2021.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting. In 2022, we amended our calculation of adjusted net earnings to adjust for a gain on settlement of a derivative due to discontinued hedge accounting. There was no similar gain or loss in the comparative period. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended December 31, 2022			Twelve Months Ended December 31, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,112	2.15		7,660	14.18
Adjustments:
Share-based compensation (recovery) expense	(59)	(45)	(0.09)	63	47	0.10
Foreign exchange (gain) loss, net of related derivatives	(36)	(27)	(0.05)	31	23	0.05
Integration and restructuring related costs	11	8	0.01	46	35	0.06
Reversal of impairment of assets	-	-	-	(780)	(619)	(1.15)
COVID-19 related expenses	-	-	-	8	6	0.01
Gain on disposal of investment	-	-	-	(19)	(14)	(0.03)
Gain on settlement of discontinued hedge accounting derivative	-	-	-	(18)	(14)	(0.03)
Adjusted net earnings		1,048	2.02		7,124	13.19

	Three Months Ended December 31, 2021			Twelve Months Ended December 31, 2021
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,201	2.11		3,153	5.52
Adjustments:
Share-based compensation expense	73	56	0.10	198	151	0.27
Foreign exchange loss, net of related derivatives	38	29	0.05	39	30	0.05
Integration and restructuring related (recovery) costs	(4)	(3)	(0.01)	43	33	0.06
Impairment of assets	21	16	0.03	33	25	0.04
COVID-19 related expenses	11	8	0.01	45	34	0.06
Cloud computing transition adjustment	-	-	-	36	27	0.05
Loss on early extinguishment of debt	142	104	0.18	142	104	0.18
Adjusted net earnings		1,411	2.47		3,557	6.23

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting.

Growth Capital

Most directly comparable IFRS financial measure: Cash used in investing activities.

Definition: Cash used in investing activities related to growth initiatives consisting of investing capital expenditures, which are a component of capital expenditures, plus business acquisitions, net of cash acquired per the unaudited condensed consolidated statements of cash flows.

Why we use the measure and why it is useful to investors: To demonstrate how we allocate our capital to our various priorities including growth and expansion projects and acquisitions.

(millions of US dollars)	2022	2021
Cash used in investing activities	(2,901)	(1,807)
Sustaining capital expenditures	1,449	1,247
Mine development and pre-stripping capital expenditures	234	156
Borrowing costs on property, plant and equipment	(37)	(29)
Other [1]	12	(64)
Net changes in non-cash working capital [1]	44	(101)
Growth capital	(1,199)	(598)

 1   Included in investing activities as per the unaudited condensed consolidated statement of cash flows.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. In 2022, we replaced Potash cash COPM with this new financial measure. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended December 31		Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	2022	2021	2022	2021

Total COGS – Potash	310	305	1,400	1,285

Change in inventory	38	64	58	22

Other adjustments [1]	(12)	1	(41)	(6)

COPM	336	370	1,417	1,301

Depreciation and amortization in COPM	(89)	(115)	(406)	(430)

Royalties in COPM	(40)	(47)	(190)	(107)

Natural gas costs and carbon taxes in COPM	(17)	(17)	(62)	(51)

Controllable cash COPM	190	191	759	713

Production tonnes (tonnes – thousands)	2,941	3,641	13,007	13,790

Potash controllable cash COPM per tonne	65	52	58	52
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	2022	2021	2022	2021

Total Manufactured COGS – Nitrogen	846	725	3,197	2,353

Total Other COGS – Nitrogen	247	170	1,055	610

Total COGS – Nitrogen	1,093	895	4,252	2,963

Depreciation and amortization in COGS	(131)	(126)	(465)	(473)

Cash COGS for products other than ammonia	(648)	(519)	(2,560)	(1,740)

Ammonia

Total cash COGS before other adjustments	314	250	1,227	750

Other adjustments [1]	(65)	(30)	(210)	(96)

Total cash COPM	249	220	1,017	654

Natural gas and steam costs in COPM	(212)	(186)	(855)	(515)

Controllable cash COPM	37	34	162	139

Production tonnes (net tonnes [2] – thousands)	655	758	2,754	2,769

Ammonia controllable cash COPM per tonne	57	45	59	50
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working

Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended December 31, 2022

(millions of US dollars, except as otherwise noted)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Average/Total

Current assets	12,392	12,487	11,262	11,668

Current liabilities	(9,223)	(9,177)	(5,889)	(8,708)

Working capital	3,169	3,310	5,373	2,960	3,703

Working capital from certain recent acquisitions	-	-	-	-

Adjusted working capital	3,169	3,310	5,373	2,960	3,703

Nutrien Financial working capital	(2,274)	(4,404)	(3,898)	(2,669)

Adjusted working capital excluding Nutrien Financial	895	(1,094)	1,475	291	392

Sales	3,861	9,422	3,980	4,087

Sales from certain recent acquisitions	-	-	-	-

Adjusted sales	3,861	9,422	3,980	4,087	21,350

Nutrien Financial revenue	(49)	(91)	(65)	(62)

Adjusted sales excluding Nutrien Financial	3,812	9,331	3,915	4,025	21,083

Adjusted average working capital to sales (%)					17

Adjusted average working capital to sales excluding Nutrien Financial (%)					2

	Rolling four quarters ended December 31, 2021

(millions of US dollars, except as otherwise noted)	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Average/Total

Current assets	9,160	9,300	8,945	9,924

Current liabilities	(7,530)	(7,952)	(5,062)	(7,828)

Working capital	1,630	1,348	3,883	2,096	2,239

Working capital from certain recent acquisitions	-	-	-	-

Adjusted working capital	1,630	1,348	3,883	2,096	2,239

Nutrien Financial working capital	(1,221)	(3,072)	(2,820)	(2,150)

Adjusted working capital excluding Nutrien Financial	409	(1,724)	1,063	(54)	(77)

Sales	2,972	7,537	3,347	3,878

Sales from certain recent acquisitions	-	-	-	-

Adjusted sales	2,972	7,537	3,347	3,878	17,734

Nutrien Financial revenue	(25)	(59)	(54)	(51)

Adjusted sales excluding Nutrien Financial	2,947	7,478	3,293	3,827	17,545

Adjusted average working capital to sales (%)					13

Adjusted average working capital to sales excluding Nutrien Financial (%)					-

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended December 31, 2022

(millions of US dollars, except as otherwise noted)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Total/Average

Nutrien Financial revenue	49	91	65	62

Deemed interest expense [1]	(6)	(12)	(12)	(11)

Net interest	43	79	53	51	226

Average Nutrien Financial receivables	2,274	4,404	3,898	2,669	3,311

Nutrien Financial adjusted net interest margin (%)					6.8

	Rolling four quarters ended December 31, 2021

(millions of US dollars, except as otherwise noted)	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Total/Average

Nutrien Financial revenue	25	59	54	51

Deemed interest expense [1]	(6)	(8)	(10)	(12)

Net interest	19	51	44	39	153

Average Nutrien Financial receivables	1,221	3,072	2,820	2,150	2,316

Nutrien Financial adjusted net interest margin (%)					6.6
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended December 31, 2022

(millions of US dollars, except as otherwise noted)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Total

Selling expenses	722	1,013	821	836	3,392

General and administrative expenses	45	54	50	51	200

Other (income) expenses	(12)	21	19	1	29

Operating expenses	755	1,088	890	888	3,621

Depreciation and amortization in operating expenses	(167)	(171)	(204)	(198)	(740)

Operating expenses excluding depreciation and amortization	588	917	686	690	2,881

Gross margin	845	2,340	917	1,077	5,179

Depreciation and amortization in cost of goods sold	2	4	2	4	12

Gross margin excluding depreciation and amortization	847	2,344	919	1,081	5,191

Cash operating coverage ratio (%)					55

	Rolling four quarters ended December 31, 2021

(millions of US dollars, except as otherwise noted)	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Total

Selling expenses	667	863	746	848	3,124

General and administrative expenses	39	41	45	43	168

Other expenses	15	34	17	20	86

Operating expenses	721	938	808	911	3,378

Depreciation and amortization in operating expenses	(175)	(166)	(180)	(173)	(694)

Operating expenses excluding depreciation and amortization	546	772	628	738	2,684

Gross margin	652	1,858	917	1,173	4,600

Depreciation and amortization in cost of goods sold	2	3	2	5	12

Gross margin excluding depreciation and amortization	654	1,861	919	1,178	4,612

Cash operating coverage ratio (%)					58

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for average selling price (which generally moves with published potash, nitrogen and phosphate benchmark prices), acquisitions of new stores and foreign exchange rates used in the current year.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

	Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	2022	2021

Sales from comparable base

Prior period	17,734	14,785

Adjustments [1]	(64)	(476)

Revised prior period	17,670	14,309

Current period	21,092	17,511

Comparable store sales (%)	19	22

Prior period normalized for average selling prices and foreign exchange rates	21,867	16,350
Normalized comparable store sales (%)	(4)	7
1 Adjustments relate to prior period sales related to closed locations or businesses that no longer exist in the current period in order to provide a comparable base in our calculation.

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance, and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended December 31		Twelve Months Ended December 31

	Note	2022	2021	2022	2021

SALES	2	7,533	7,267	37,884	27,712

Freight, transportation and distribution		244	198	872	851

Cost of goods sold		4,383	3,863	21,588	17,452

GROSS MARGIN		2,906	3,206	15,424	9,409

Selling expenses		844	855	3,414	3,142

General and administrative expenses		162	148	565	477

Provincial mining taxes		190	173	1,149	466

Share-based compensation (recovery) expense		(59)	73	63	198

Impairment (reversal) of assets		-	21	(780)	33

Other expenses	4	110	109	204	312

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,659	1,827	10,809	4,781

Finance costs		188	246	563	613

EARNINGS BEFORE INCOME TAXES		1,471	1,581	10,246	4,168

Income tax expense		353	374	2,559	989

NET EARNINGS		1,118	1,207	7,687	3,179

Attributable to

Equity holders of Nutrien		1,112	1,201	7,660	3,153

Non-controlling interest		6	6	27	26

NET EARNINGS		1,118	1,207	7,687	3,179

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)

Basic		2.15	2.11	14.22	5.53

Diluted		2.15	2.11	14.18	5.52

Weighted average shares outstanding for basic EPS		516,810,000	568,027,000	538,475,000	569,664,000

Weighted average shares outstanding for diluted EPS		517,964,000	569,653,000	540,010,000	571,289,000
Condensed Consolidated Statements of Comprehensive Income
		Three Months Ended December 31		Twelve Months Ended December 31

(Net of related income taxes)		2022	2021	2022	2021

NET EARNINGS		1,118	1,207	7,687	3,179

Other comprehensive income (loss)

Items that will not be reclassified to net earnings:

Net actuarial gain on defined benefit plans		22	95	83	95

Net fair value gain (loss) on investments		17	(35)	(44)	81

Items that have been or may be subsequently reclassified to net earnings:

Gain (loss) on currency translation of foreign operations		73	14	(199)	(115)

Other		7	(2)	(17)	17

OTHER COMPREHENSIVE INCOME (LOSS)		119	72	(177)	78

COMPREHENSIVE INCOME		1,237	1,279	7,510	3,257

Attributable to

Equity holders of Nutrien		1,230	1,273	7,484	3,232

Non-controlling interest		7	6	26	25

COMPREHENSIVE INCOME		1,237	1,279	7,510	3,257

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended December 31		Twelve Months Ended December 31

	Note	2022	2021	2022	2021

			Note 1		Note 1
OPERATING ACTIVITIES

Net earnings		1,118	1,207	7,687	3,179

Adjustments for:

Depreciation and amortization		520	497	2,012	1,951

Share-based compensation (recovery) expense		(59)	73	63	198

Impairment (reversal) of assets		-	21	(780)	33

Gain on disposal of investment		-	-	(19)	-

Loss on early extinguishment of debt		-	142	-	142

Cloud computing transition adjustment		-	-	-	36

Provision for (recovery of) deferred income tax		30	66	182	(31)

Long-term income tax receivables		72	-	273	-

Net undistributed earnings of equity-accounted investees		(42)	(43)	(181)	(44)

Other long-term assets, liabilities and miscellaneous		(29)	40	21	83

Cash from operations before working capital changes		1,610	2,003	9,258	5,547

Changes in non-cash operating working capital:

Receivables		2,683	1,432	(919)	(1,669)

Inventories		(937)	(1,652)	(1,281)	(1,459)

Prepaid expenses and other current assets		(904)	(1,092)	114	(227)

Payables and accrued charges		2,284	2,946	938	1,694

CASH PROVIDED BY OPERATING ACTIVITIES		4,736	3,637	8,110	3,886

INVESTING ACTIVITIES

Capital expenditures [1]		(974)	(646)	(2,438)	(1,884)

Business acquisitions, net of cash acquired		(329)	(18)	(407)	(88)

Other		48	121	(12)	64

Net changes in non-cash working capital		33	78	(44)	101

CASH USED IN INVESTING ACTIVITIES		(1,222)	(465)	(2,901)	(1,807)

FINANCING ACTIVITIES

Transaction costs related to debt		(6)	-	(9)	(7)

(Repayment of) proceeds from short-term debt, net		(2,338)	307	529	1,344

Proceeds from long-term debt	5	1,004	(3)	1,045	86

Repayment of long-term debt	5	(511)	(2,207)	(561)	(2,212)

Repayment of principal portion of lease liabilities		(85)	(78)	(341)	(320)

Dividends paid to Nutrien’s shareholders		(251)	(266)	(1,031)	(1,045)

Repurchase of common shares	6	(1,214)	(885)	(4,520)	(1,035)

Issuance of common shares		-	12	168	200

Other		(11)	-	(11)	(14)

CASH USED IN FINANCING ACTIVITIES		(3,412)	(3,120)	(4,731)	(3,003)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(24)	4	(76)	(31)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		78	56	402	(955)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		823	443	499	1,454

CASH AND CASH EQUIVALENTS – END OF PERIOD		901	499	901	499

Cash and cash equivalents is composed of:

Cash		775	428	775	428

Short-term investments		126	71	126	71

		901	499	901	499

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		202	172	482	491

Income taxes paid		379	79	1,882	435

Total cash outflow for leases		120	94	459	393

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended December 31, 2022 of $910 and $64 (2021 – $606 and $40), respectively, and for the twelve months ended December 31, 2022 of $2,227 and $211 (2021 – $1,777 and $107), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	3,153	3,153	26	3,179

Other comprehensive (loss) income	-	-	-	(114)	193	79	-	79	(1)	78

Shares repurchased (Note 6)	(15,982,154)	(442)	(47)	-	-	-	(616)	(1,105)	-	(1,105)

Dividends declared	-	-	-	-	-	-	(1,046)	(1,046)	-	(1,046)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(16)	(16)

Effect of share-based compensation including issuance of common shares	4,424,437	226	(9)	-	-	-	-	217	-	217

Transfer of net gain on cash flow hedges	-	-	-	-	(11)	(11)	-	(11)	-	(11)

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(95)	(95)	95	-	-	-

Share cancellation	(210,173)	-	-	-	-	-	-	-	-	-

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	7,660	7,660	27	7,687

Other comprehensive (loss) income	-	-	-	(198)	22	(176)	-	(176)	(1)	(177)

Shares repurchased (Note 6)	(53,312,559)	(1,487)	(22)	-	-	-	(2,987)	(4,496)	-	(4,496)

Dividends declared	-	-	-	-	-	-	(1,019)	(1,019)	-	(1,019)

Non-controlling interest transactions	-	-	-	-	-	-	(1)	(1)	(28)	(29)

Effect of share-based compensation including issuance of common shares	3,066,148	202	(18)	-	-	-	-	184	-	184

Transfer of net loss on cash flow hedges	-	-	-	-	14	14	-	14	-	14

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(83)	(83)	83	-	-	-

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		December 31	December 31

As at	Note	2022	2021

ASSETS

Current assets

Cash and cash equivalents		901	499

Receivables		6,194	5,366

Inventories		7,632	6,328

Prepaid expenses and other current assets		1,615	1,653

		16,342	13,846

Non-current assets

Property, plant and equipment		21,767	20,016

Goodwill		12,368	12,220

Intangible assets		2,297	2,340

Investments		843	703

Other assets		969	829

TOTAL ASSETS		54,586	49,954

LIABILITIES

Current liabilities

Short-term debt		2,142	1,560

Current portion of long-term debt		542	545

Current portion of lease liabilities		305	286

Payables and accrued charges		11,291	10,052

		14,280	12,443

Non-current liabilities

Long-term debt	5	8,040	7,521

Lease liabilities		899	934

Deferred income tax liabilities		3,547	3,165

Pension and other post-retirement benefit liabilities		319	419

Asset retirement obligations and accrued environmental costs		1,403	1,566

Other non-current liabilities		235	207

TOTAL LIABILITIES		28,723	26,255

SHAREHOLDERS’ EQUITY

Share capital	6	14,172	15,457

Contributed surplus		109	149

Accumulated other comprehensive loss		(391)	(146)

Retained earnings		11,928	8,192

Equity holders of Nutrien		25,818	23,652

Non-controlling interest		45	47

TOTAL SHAREHOLDERS’ EQUITY		25,863	23,699

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,586	49,954

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2022

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

Our accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are materially consistent with those used in the preparation of our 2021 annual consolidated financial statements. These unaudited condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2021 annual consolidated financial statements. Our 2022 annual consolidated financial statements, which are expected to be issued in February 2023, will include additional information under IFRS.

Certain immaterial 2021 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments necessary to fairly present such information in all material respects.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended December 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	4,089	1,255	1,677	512	-	-	7,533

– intersegment	(2)	203	272	54	-	(527)	-

Sales – total	4,087	1,458	1,949	566	-	(527)	7,533

Freight, transportation and distribution	-	81	157	65	-	(59)	244

Net sales	4,087	1,377	1,792	501	-	(468)	7,289

Cost of goods sold	3,010	310	1,093	485	-	(515)	4,383

Gross margin	1,077	1,067	699	16	-	47	2,906

Selling expenses	836	1	6	2	5	(6)	844

General and administrative expenses	51	3	5	4	99	-	162

Provincial mining taxes	-	190	-	-	-	-	190

Share-based compensation recovery	-	-	-	-	(59)	-	(59)

Other expenses (income)	1	4	2	40	67	(4)	110

Earnings (loss) before finance costs and income taxes	189	869	686	(30)	(112)	57	1,659

Depreciation and amortization	202	89	155	58	16	-	520

EBITDA [1]	391	958	841	28	(96)	57	2,179

Integration and restructuring related costs	-	-	-	-	11	-	11

Share-based compensation recovery	-	-	-	-	(59)	-	(59)

Foreign exchange gain, net of related derivatives	-	-	-	-	(36)	-	(36)

Adjusted EBITDA	391	958	841	28	(180)	57	2,095

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended December 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,847	1,358	1,476	586	-	-	7,267

– intersegment	31	128	292	65	-	(516)	-

Sales – total	3,878	1,486	1,768	651	-	(516)	7,267

Freight, transportation and distribution	-	66	119	58	-	(45)	198

Net sales	3,878	1,420	1,649	593	-	(471)	7,069

Cost of goods sold	2,705	305	895	430	-	(472)	3,863

Gross margin	1,173	1,115	754	163	-	1	3,206

Selling expenses	848	1	2	1	3	-	855

General and administrative expenses	43	2	7	3	93	-	148

Provincial mining taxes	-	173	-	-	-	-	173

Share-based compensation expense	-	-	-	-	73	-	73

Impairment of assets	-	-	17	4	-	-	21

Other expenses (income)	20	3	(28)	2	112	-	109

Earnings (loss) before finance costs and income taxes	262	936	756	153	(281)	1	1,827

Depreciation and amortization	178	117	148	39	15	-	497

EBITDA	440	1,053	904	192	(266)	1	2,324

Integration and restructuring related costs (recovery)	2	-	-	-	(6)	-	(4)

Share-based compensation expense	-	-	-	-	73	-	73

Impairment of assets	-	-	17	4	-	-	21

COVID-19 coronavirus pandemic (“COVID-19”) related expenses	-	-	-	-	11	-	11

Foreign exchange loss, net of related derivatives	-	-	-	-	38	-	38

Adjusted EBITDA	442	1,053	921	196	(150)	1	2,463

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

	Twelve Months Ended December 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	21,266	7,600	6,755	2,263	-	-	37,884

– intersegment	84	599	1,293	357	-	(2,333)	-

Sales – total	21,350	8,199	8,048	2,620	-	(2,333)	37,884

Freight, transportation and distribution	-	300	515	243	-	(186)	872

Net sales	21,350	7,899	7,533	2,377	-	(2,147)	37,012

Cost of goods sold	16,171	1,400	4,252	1,884	-	(2,119)	21,588

Gross margin	5,179	6,499	3,281	493	-	(28)	15,424

Selling expenses	3,392	10	28	7	(1)	(22)	3,414

General and administrative expenses	200	9	17	13	326	-	565

Provincial mining taxes	-	1,149	-	-	-	-	1,149

Share-based compensation expense	-	-	-	-	63	-	63

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

Other expenses (income)	29	5	(137)	67	227	13	204

Earnings (loss) before finance costs and income taxes	1,558	5,326	3,373	1,186	(615)	(19)	10,809

Depreciation and amortization	752	443	558	188	71	-	2,012

EBITDA	2,310	5,769	3,931	1,374	(544)	(19)	12,821

Integration and restructuring related costs	2	-	-	-	44	-	46

Share-based compensation expense	-	-	-	-	63	-	63

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	2,293	5,769	3,931	594	(398)	(19)	12,170

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

	Twelve Months Ended December 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	17,665	4,021	4,216	1,810	-	-	27,712

– intersegment	69	386	921	236	-	(1,612)	-

Sales – total	17,734	4,407	5,137	2,046	-	(1,612)	27,712

Freight, transportation and distribution	-	371	448	217	-	(185)	851

Net sales	17,734	4,036	4,689	1,829	-	(1,427)	26,861

Cost of goods sold	13,134	1,285	2,963	1,408	-	(1,338)	17,452

Gross margin	4,600	2,751	1,726	421	-	(89)	9,409

Selling expenses	3,124	9	24	6	(21)	-	3,142

General and administrative expenses	168	8	15	11	275	-	477

Provincial mining taxes	-	466	-	-	-	-	466

Share-based compensation expense	-	-	-	-	198	-	198

Impairment of assets	-	7	22	4	-	-	33

Other expenses (income)	86	22	(64)	15	253	-	312

Earnings (loss) before finance costs and income taxes	1,222	2,239	1,729	385	(705)	(89)	4,781

Depreciation and amortization	706	488	557	151	49	-	1,951

EBITDA	1,928	2,727	2,286	536	(656)	(89)	6,732

Integration and restructuring related costs	10	-	-	-	33	-	43

Share-based compensation expense	-	-	-	-	198	-	198

Impairment of assets	-	7	22	4	-	-	33

COVID-19 related expenses	-	-	-	-	45	-	45

Foreign exchange loss, net of related derivatives	-	-	-	-	39	-	39

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,939	2,736	2,308	540	(308)	(89)	7,126

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

NOTE 3  GOODWILL

Goodwill Impairment Testing

Goodwill by cash-generating unit or group of cash-generating units	2022	2021

Retail – North America	6,898	6,898

Retail – International	927	779

Potash	154	154

Nitrogen	4,389	4,389

	12,368	12,220

We performed our annual impairment test on goodwill and did not identify any impairment.

In 2022, North American central banks increased their benchmark borrowing rates, which are a component of our discount rate for impairment testing. As a result of these increases, we revised our discount rates throughout 2022, which triggered impairment testing for our Retail – North America group of Cash Generating Units (“CGUs”) as at June 30, 2022 and September 30, 2022. No impairment was recognized during these interim testing periods. There was no trigger for an impairment test to be performed in the three months ended December 31, 2022.

Goodwill is more susceptible to impairment risk if there is an increase in the discount rate, or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. As at September 30, 2022, the Retail – North America group of CGUs carrying amount approximated its recoverable amount. A 25 basis point increase in the discount rate would have resulted in an impairment of the carrying amount of goodwill of approximately $500. A decrease in forecasted EBITDA and cash flows or a reduction in the terminal growth rate could result in impairment in the future.

Retail – North America – Key Assumptions	As at September 30, 2022	As at June 30, 2022

Terminal growth rate (%)	2.5	2.5

Forecasted EBITDA over forecast period (billions)	7.6	7.5

Discount rate (%)	8.5	8.0

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the fair value less cost of disposal (“FVLCD”) methodology based on after-tax discounted cash flows (five-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply, including considerations related to climate-change initiatives. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market trends.

The remaining CGUs were tested as part of our annual impairment test and the following table indicates the key assumptions used:

	Terminal Growth Rate (%)						Discount Rate (%)
	2022			2021			2022			2021

Retail – International [1]	2.0	–	6.0	2.0	–	6.2	8.9	–	16.0	8.0	–	15.5

Potash			2.5			2.5			8.3			7.7

Nitrogen			2.0			2.0			9.3			7.8

 1 The discount rates reflect the country risk premium and size for our international groups of CGUs.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  OTHER EXPENSES (INCOME)

	Three Months Ended December 31		Twelve Months Ended December 31

	2022	2021	2022	2021

Integration and restructuring related costs (recovery)	11	(4)	46	43

Foreign exchange (gain) loss, net of related derivatives	(36)	38	31	42

Earnings of equity-accounted investees	(47)	(46)	(247)	(89)

Bad debt (recovery) expense	(6)	4	12	26

COVID-19 related expenses	-	11	8	45

Gain on disposal of investment	-	-	(19)	-

Project feasibility costs	22	20	79	50

Customer prepayment costs	7	8	42	45

Legal expenses	8	4	21	6

Consulting expenses	15	2	29	4

Employee special recognition award	61	-	61	-

Cloud computing transition adjustment	-	-	-	36

Other expenses	75	72	141	104

	110	109	204	312

NOTE 5  LONG-TERM DEBT

In March 2022, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5,000 of common shares, debt and other securities during a period of 25 months from March 11, 2022. Issuance of securities requires us to file a prospectus supplement and is subject to availability of funding in capital markets. On November 7, 2022, we issued $1,000 of notes, as described below, pursuant to the base shelf prospectus and a prospectus supplement.

Repayments and issuances in the fourth quarter	Rate of interest (%)	Maturity	Amount

Notes repaid 2022	3.150	October 1, 2022	500

Notes issued

Notes issued 2022	5.900	November 7, 2024	500

Notes issued 2022	5.950	November 7, 2025	500

			1,000

The notes issued in the fourth quarter of 2022 are unsecured, rank equally with our existing unsecured notes and debentures, and have no sinking fund requirements prior to maturity. Each series of notes is redeemable and provides for redemption prior to maturity, at our option, at specified prices.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  SHARE CAPITAL

Share Repurchase Programs

	Three Months Ended December 31		Twelve Months Ended December 31

	2022	2021	2022	2021

Number of common shares repurchased for cancellation	14,924,590	13,522,057	53,312,559	15,982,154

Average price per share (US dollars)	77.91	70.64	84.34	69.17

Total cost	1,162	955	4,496	1,105

The original expiry date for the 2022 normal course issuer bid was February 28, 2023, but we acquired the maximum number of common shares allowable on February 7, 2023. As of February 7, 2023, an additional 8,002,792 common shares were repurchased for cancellation at a cost of $625 and an average price per share of $78.07.

On February 15, 2023, our Board of Directors approved a share repurchase program for up to five percent of our outstanding common shares. The 2023 normal course issuer bid, which is subject to the acceptance by the Toronto Stock Exchange, will expire after a one-year period, if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Dividends Declared

On February 15, 2023, our Board of Directors declared a quarterly dividend of $0.53 per share payable on April 13, 2023, to shareholders of record on March 31, 2023. The total estimated dividend to be paid is $265.

NOTE 7  BUSINESS COMBINATIONS

	Casa do Adubo S.A. (“Casa do Adubo”)	Other Acquisitions

Acquisition date	October 1, 2022	Various

Purchase price, net of cash and cash equivalents acquired, and amounts held in escrow	$231 (preliminary)	$176 (preliminary) (2021 – $88)
On the acquisition date, we acquired 100% of the issued and outstanding Casa do Adubo stock.

Goodwill and expected benefits of acquisitions	$145 (preliminary)	$55 (preliminary) (2021 – $77)

The expected benefits of the acquisitions resulting in goodwill include:

•  synergies from expected reduction in operating costs

•  wider distribution channel for selling products of acquired businesses

•  a larger assembled workforce

•  potential increase in customer base

•  enhanced ability to innovate

Description	An agriculture retailer in Brazil with 39 retail locations and 10 distribution centers. This acquisition is aligned with our disciplined approach to capital allocation and sustainability commitments, as we continue to expand our presence in Brazil.	2022 – 43 Retail locations related to various agricultural services and 1 wholesale warehouse location (2021 – 36 Retail locations)

We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. As at December 31, 2022, the total consideration and purchase price allocation for Casa do Adubo and certain other acquisitions are not final as we are continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition, as part of the due diligence process. We expect to finalize the amounts recognized as we obtain the information necessary to complete the analysis within one year from the date of acquisition.

Unaudited	In millions of US dollars except as otherwise noted

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date. The information below represents preliminary fair values.

For certain other acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods. The valuation technique and judgments applied are consistent with those methods presented in Note 30 of the 2021 annual consolidated financial statements.

	December 31, 2022			December 31, 2021

	Casa do Adubo (Preliminary)		Other Acquisitions (Preliminary)	Other Acquisitions

Receivables	174	[1]	11	43

Inventories	107		92	24

Prepaid expenses and other current assets	3		13	-

Property, plant and equipment	24		116	10

Goodwill	145	[2]	55	77

Intangible assets	95		9	16

Investments	-		2	-

Other non-current assets	6		4	4

Total assets	554		302	174

Short-term debt	14	[3]	11	11

Payables and accrued charges	159		74	50

Long-term debt, including current portion	91		14	7

Lease liabilities, including current portion	10		3	1

Other non-current liabilities	1		14	17

Total liabilities	275		116	86

Total consideration	279		186	88

Amounts held in escrow	(48)		(10)	-

Total consideration, net of cash and cash equivalents acquired, and amounts held in escrow	231		176	88
1 Includes receivables from customers with gross contractual amounts of $169, of which $3 is considered to be uncollectible.

2 Goodwill was calculated as the excess of the fair value of consideration transferred over the recognized amount of net identifiable assets acquired. The portion of goodwill deductible for income tax purposes will be determined when the purchase allocation is finalized.

3 Outstanding amount on the Casa do Adubo credit facilities assumed as part of the acquisition.

Financial information related to the Casa do Adubo acquisition is as follows:

2022 Proforma (estimated as if acquisitions occurred at the beginning of the year)

Sales	440

Earnings before finance costs and income taxes [1]	42
1 Net earnings is not available.

From date of acquisition	Three and Twelve Months Ended December 31, 2022

Sales	130

Earnings before finance costs and income taxes	7